J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

November 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Russell Mancuso, Branch Chief

Tom Jones, Staff Attorney

Kevin Vaughn, Accounting Branch Chief

Eric Atallah, Staff Accountant

Re:                             Nevro Corp.

Registration Statement on Form S-1

Registration No. 333-199156

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Nevro Corp. (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on November 5, 2014, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 27, 2014:

(i)	Dates of distribution: October 27, 2014 through the date hereof
(ii)	Number of prospective underwriters to which the Preliminary Prospectus was furnished: 4
(iii)	Number of prospectuses furnished to investors and/or dealers: approximately 3,500
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 600

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
Acting severally on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Rakesh Mehta
Name: Rakesh Mehta
Title: Managing Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Kathryn Bergsteinsson
Name: Kathryn Bergsteinsson
Title: Executive Director

[Signature page to Underwriters’ Acceleration Request]